

David N. Baker · 2nd

CEO | Co-Founder | Chief Product Architect | Issuer Pixel

Miami Beach, Florida, United States · Contact info

500+ connections

IssuerPixel

Golden Gate University, School of Law

Experience

CEO, Co-Founder, Chief Product Architect
IssuerPixel
Jun 2020 – Present · 1 yr 5 mos
Miami Beach, Florida, United States

A video-centric, business-to-business, library, sharing and networking platform connecting companies to the world. 1 Patent Issued. 1 Pending. 5 ready to be filed. Leveraging the power of machine learning. Currently in Beta for companies. Launching to front-end users late 2021/early 2022. issuerpixel.com

Advisor
INVO Bioscience
Jan 2020 – Present · 1 yr 10 mos

The INVO Bioscience® mission is to increase access to care and expand fertility treatment and patient care across the globe. For many couples struggling with infertility, access to treatment is often not possible. Financial challenges, limited availability of specialized medical care, religious, social or cultural roadblocks can prevent these hopeful parents fror ...see more

Managing Member
Mercadyne Automated Properties LLC (M.A.P.)
Aug 2014 – Present · 7 yrs 3 mos
Las Vegas, Nevada

Mercadyne Automated Properties LLC (M.A.P.) has successfully turned around 4 severely distressed self storage facilities during the last 6 1/2 years. MAP and our investors acquire and redevelop distressed self-storage properties that are severely mismanaged, in financial hardship and require significant operational, infrastructure and capital improvemer ...see more

Significant Stakeholder and Former Advisor
Caliber Co. Inc
May 2014 – Present · 7 yrs 6 mos
Scottsdale Arizona

Caliber leads the market in providing individual accredited investors and registered investment advisors with well-structured alternatives to traditional investments. Caliber builds wealth by forming and managing real estate private equity investments, either through individual or multi-asset funds. Caliber offers an approachable, full-service investn ...see more

Advisor, Significant Stakeholder
Pelican Delivers Inc.
Jul 2019 – Feb 2021 · 1 yr 8 mos
Greater Seattle Area

Pelican Delivers is a public reporting company, with a software platform for the delivery of cannabis (app and web). The Company's superior business model, IP and technology facilitates dynamic workflow of orders, real time lead generation for delivery drivers, escrow, release and transfer of funds and authentication of customer identity. It complies v ...see more

Show 5 more experiences

Education

Golden Gate University, School of Law
Doctor of Law (JD), Banking, Corporate Finance, and Securities Law
1989 – 1992
Activities and Societies: SEC Legal Intern

Worked as a Legal Intern at the SEC Division of Enforcement in San Francisco and the Division of Corporation Finance in Washington DC

University of Colorado at Boulder
Bachelor of Arts (B.A.), Political Science
1985 – 1989
Activities and Societies: Ski Team

Raced on the C group of the University of Colorado ski team. I was one of the worst racers on the team :(but they made me better).

Licenses & certifications

Series 65 Registered Investment Adviser
Financial Industry Regulatory Authority
Issued Apr 2014 · Expired Jan 2017

Volunteer experience

Supporter

World Wildlife Fund
Animal Welfare